C3 Bullion, Inc.
May 14, 2025

Division of Corporation
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127

Re: C3 Bullion, Inc. - Form 1-A POS, Filed 05-13-2025,
File Number 024-12367, Accession Number 0001981779-25-000012 and
Accession Number 0001981779-25-000013.

Dear Ms. Pandit and Ms. Wirth,

Per telephone conversation with your office and our legal counsel today at 3:47 P.M., please be advised that we are withdrawing the request for qualification in the above captioned Form 1-A POS of C3 Bullion, Inc., Accession Number 0001981779-25-000012, that was filed by mistake. We have also filed an amendment to the 1-A-W, that incorrectly requested for withdrawal of the 1-A POS. In this regard, we will await further comments from your office if either of these filings require further amendment.

Finally, with regard to Accession Number 0001981779-25-000013, we are requesting that you ignore our withdrawal amendment filed with this Accession Number and that we hereby retract that 1-A/W withdrawal amendment. We apologize for the inconvenience and will await further comments on Accession Number 000198-1779-25-000012.

Respectfully submitted,

Christopher Werner,
Chairman and CEO

C3Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611
Tel: 920-207-0100
support@C3Bullion.com and www.C3Bullion.com
cc: jsimmons@simmonsltd.com